GENERAL MARITIME CORPORATION
299 Park Avenue, 2nd Floor
New York, New York 10171

June 14, 2011

VIA EDGAR AND U.S. MAIL

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Cecilia Blye – Chief, Office of Global Security Risk

Re:	General Maritime Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011 File No. 1-34228

Ladies and Gentlemen:

Reference is made to a letter dated June 3, 2011 (the “Comment Letter”) to Mr. John Tavlarios, President of General Maritime Corporation (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended December 31, 2010, filed by the Company on March 30, 2011 (the “Annual Report”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

U.S. Securities and Exchange Commission
June 14, 2011

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock, page 22.

1.
You state that your vessels may call on ports located in countries identified by the U.S. government as state sponsors of terrorism.  Please revise your risk factor disclosure to name the countries identified by the U.S. government as state sponsors of terrorism to which you refer.

We respectfully advise the Staff that we do not, and do not intend to, trade or have any other contacts with any countries identified by the U.S. government as state sponsors of terrorism.  During the last three fiscal years and the subsequent interim period, we have not had any personnel or operations in, or any other trade or contacts with, any of these countries, and none of our vessels have entered any such countries.

We note that almost all of our charters with customers contain restrictions prohibiting our vessels from entering any countries or conducting any trade prohibited by the U.S.  Two of our charters, which were in place at the time we acquired the vessels to which they relate, do not contain such restrictions.  In these cases, we nonetheless request our charterers to not operate our vessels in any such countries or conduct any prohibited trade.

In response to the Staff’s comment, we will revise our risk factor disclosure to name the countries identified by the U.S. government as state sponsors of terrorism.  We propose to include the following revised risk factor in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and in our future filings on Form 10-K thereafter:

“If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

Almost all of our charters with customers contain restrictions prohibiting our vessels from entering any countries or conducting any trade prohibited by the U.S.  Two of our charters, which were in place at the time we acquired the vessels to which they relate, do not contain such restrictions.  In these cases, we nonetheless request our charterers to not operate our vessels in any such countries or conduct any prohibited trade.  However, there can be no assurance that, on such charterers’ instructions, our vessels will not call on ports located in countries subject to sanctions or embargoes imposed by the United States government or countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria.  Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our Company. Additionally, some investors may decide to divest their interest, or not to invest, in our Company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.”

U.S. Securities and Exchange Commission
June 14, 2011

In this regard, we note that Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Your annual report does not include disclosure regarding contacts with those countries.  Describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period.  Further, you should describe to us any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities controlled by the governments of those countries.

We advise the Staff that, for the last three fiscal years and the subsequent interim period, the Company has not had and does not maintain contacts with persons or entities in Cuba, Iran, Sudan and Syria, whether through subsidiaries, or other direct or indirect arrangements, and it does not intend to do so in the future.  In addition, for the last three fiscal years and the subsequent interim period, the Company has not provided and does not provide, directly or indirectly, any goods, fees or services to Cuba, Iran, Sudan and Syria, and does it not intend to do so in the future.  Further, for the last three fiscal years and the subsequent interim period, the Company has not had and does not have any agreements, commercial arrangements or other contacts with the governments or entities controlled by the governments of those countries, and does not intend to do so in the future.

2.
Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria.

U.S. Securities and Exchange Commission
June 14, 2011

We believe, for the reasons discussed in our response to Comment #1, that no material investment risk for its security holders exists, from either a quantitative or qualitative perspective.

As requested by the Staff, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Thank you for your attention to our reports. Please feel free to contact the undersigned for any additional information.

Sincerely,

/s/ Jeffrey D. Pribor

Jeffrey D. Pribor
Executive Vice President, Chief Financial Officer

cc:           Pradip Bhaumik
Special Counsel
Office of Global Security Risk